SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

July 14, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

JULY 14, 2003

                                                            Symbol – TSX: KGI

GOLD PRODUCTION RE-COMMENCES, D ZONE RESULTS AND RESOURCE ESTIMATES

Kirkland Lake Gold Inc. (the “Company”) is pleased to provide a progress report of its operations, including the re-commencement of gold production, and the first resource estimate for the newly discovered D Zone.

The Company purchased the Macassa Mine and its 1500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright-Hargreaves – in December 2001.These properties, which have historically produced some 22 million ounces of gold, extend over 7 kilometres between the Macassa Mine on the east and Wright-Hargreaves on the west and, for the first time, are being mined, developed and explored under one owner.

Summary -    The highlights of the programs are as follows:

  D Zone Hole 38-228 returned 1.08 ounces of gold per ton over 7.7 feet (approximately 6.0 feet true width (”TW”)), extending the mineralization 155 feet to the south. Discovered in February 2003, D Zone resources are now estimated at 71,200 tons of 0.74 ounces of gold per ton indicated resources and 48,500 tons  of 0.62 ounces of gold per ton  of inferred  resources.

  Shaft #3 Macassa Mine –Mining re-started in April. The 5000 level has been reached in the dewatering campaign and only 70 feet remain to be dewatered before reaching the 5150 level loading pocket. Following the installation of a new booster pump on the 4750 level in mid-June, the dewatering rate has increased from 1.1 million gallons to between 1.6-1.7 million gallons.

  Shaft #2 Macassa Mine – The re-commissioning of this 4625 foot shaft has been completed and all required tests finalized. Shaft #2 is located on the Main Break one mile to the east of Shaft #3 and will now be utilized to support production from nearby stopes, definition drilling and access eastward for large exploration targets on the Kirkland Minerals property.

  Production at the mill has re-commenced and regular gold pours will begin again on July 16th.

  The Lake Shore/Teck-Hughes/Wright-Hargreaves Ramp is now in production. Previously released drill results from the ramp include 18.21 ounces of gold per ton over 1.9 feet (1.3 feet TW), 16.41 ounces of gold per ton over 1.1 feet (0.8 feet TW), 14.15 ounces of gold per ton over 1.0 feet (0.8 feet TW) and 9.8 ounces of gold per ton over 1.2 feet (0.8 feet TW) in the Court vein, 1.83 ounces of gold per ton over 4.0 feet (3.3 feet TW) in the Main Break, and  6.56 ounces of gold per ton over 1.0 feet (0.7 feet TW) vein in the Angel vein.

D Zone Exploration Results

Drilling of the newly-discovered D Zone has expanded its known dimensions. Hole 38-228 has extended the mineralization 155 feet further south, and returned 1.08 ounces of gold per ton over  8.3 feet (approximately 6.0 feet TW uncut or 0.94 ounces of gold per ton cut) on the D Vein. This hole also intersected a splay vein that returned 0.59 ounces of gold per ton over 11.2 feet (approximately 8.1 feet TW uncut or 0.52 ounces of gold per ton cut). These intersections at the -3360 and 3330 elevations, respectively, include 4.14 ounces of gold per ton over 1.9 feet (1.2 feet TW) in the D Vein, and 4.08 ounces of gold per ton over 1.2 feet (0.9 feet TW) in the splay vein. There are abundant visible gold and tellurides in both veins.

The total known strike length of the mineralized structure of the D Zone  is now 1,950 feet, with ore-grade intersections covering 1,000 feet on strike. Current drilling is in the vicinity of previously-reported hole 38-206 with a (cut) intersection of 3.23 ounces of gold per ton over 3.5 feet (3.0 feet TW), in a wider zone that grades 0.97 ounces of gold per ton (cut) over 13.0 feet (11.2 feet TW). The uncut values would be 4.56 ounces of gold per ton over 3.5 feet (3.0 feet TW), in a wider zone that grades 1.32 ounces of gold per ton over 13.0 feet (11.2 feet TW cut). This hole is 585 feet north of the discovery hole. Drilling is currently on 100 foot centres.

The following table summarizes the new drill results.

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. of gold per ton/feet)
38-228	D	627.0	635.3	40	37	1.08/8.3’ (approx. 6.0’TW Uncut) (Or 0.94/8.3’ Cut)
	INCLUDING	627.0	628.9	40	37	4.14/1.9’= approx.1.2’TW
	SPLAY	671.5	682.7	40	37	0.59/11.2’ (approx. 8.1’TW Uncut) (Or 0.52/11.2’ Cut)
	INCLUDING	681.5	682.7	40	37	4.08/1.2’ (approx. 0.9’TW)
38-224	D	359.4	360.6	80	165	0.68/1.1’=0.8’TW
	SPLAY	409.4	412.0	80	165	0.67/2.6’=1.9’TW
	NEW	422.0	423.1	80	165	0.36/1.1’=0.8’TW
38-226	D	424.4	428.8	55	49	0.21/4.4’=4.4’TW
38-227	D	505.5	507.5	57	30	0.51/2.0’=2.0’TW

T.W. = True Width   V.G. = Visible Gold   TELL = Tellurides  CUT= cut to 3.50 oz./ton

Historically, ore-bearing structures in Kirkland Lake are laterally very extensive (1,000 feet to 20,000 feet). Ore-grade shoots along these structures generally are also extensive (1,000 to 8,000 feet). This is the first exploratory drilling on the property by the Company that is targeting structures north or south of the ’04 Break.

“The D Zone was discovered in February. Since then 15 out of 36 holes drilled into it from the 38 level have intersected resource grade-mineralization which is a tremendous hit ratio,” said Mike Sutton, Chief Geologist.” Significantly the D zone is open in all directions.”

 D Zone Resource Estimates

The Company estimates that resources in the D Zone, as at July 14, 2003 are 71,200 tons at 0.74 ounces of gold per ton in indicated resources (52,700 ounces), and 48,500 tons at 0.62 ounces of gold per ton in inferred resources (30,000 ounces). The mining plan is currently being delineated, in order to convert resources to probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The resources were estimated using the polygonal method. All intersections were calculated out to a 5.0 foot minimum horizontal mining width. All higher grades were cut to 3.50 ounce per ton. The cut-off was 0.25 ounce per ton over the horizontal mining width. The area of influence of the measured category was 50 feet of radius from a known sample point while inferred was another 50 feet of influence. A 94% tonnage recovery was used. The continuity of the vein appears very good, with a probable sub-horizontal plunge. No resources or reserves have previously been reported for the D Zone. The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issue that may materially affect its estimate of mineral resources.

Review by Qualified Person, Quality Control & Reports

The results of the Company’s drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.  Under these quality assurance measures drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario for analysis.  The other half of the core is retained for future assay verification. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of a report prepared by David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002. Both of these technical reports have been filed on SEDAR (www.sedar.com<http://www.sedar.com>).

For further information, please contact:

Brian A. Hinchcliffe

 (705) 567-5208   IR Scott Koyich 1 403 714 5979

The TSX has not reviewed and does not accept

responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	July 15, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer